Contact

www.linkedin.com/in/lidio
(LinkedIn)

Top Skills

Machine Learning
Predictive Modeling
Python

Languages

English (Full Professional)
Portuguese (Native or Bilingual)
Japanese (Limited Working)

Certifications

Probabilistic Deep Learning with TensorFlow 2

Publications

1, 4-Thienodiazepine-2, 5-diones via MCR (I): synthesis, virtual space and p53-mdm2 activity

Discovery of modulators of protein-protein interactions: current approaches and limitations

Pre-existing soft modes of motion uniquely defined by native contact topology facilitate ligand binding to proteins

ANCHOR: a web server and database for analysis of protein–protein interaction binding pockets for drug discovery

ProDy: Protein dynamics inferred from theory and experiments

Lidio Meireles, PhD, MS

Applying AI to enhance donor selection for organ and stem cell transplants.

San Diego Metropolitan Area

Summary

Founder & CEO of Immunomatics, Inc., a health tech startup developing AI models to enhance donor-recipient matching for organ and stem cell transplants. Co-inventor of JOURNAVX, Vertex Pharmaceuticals’ FDA-approved non-opioid medication for pain treatment. Passion for developing data-driven solutions to complex scientific problems, particularly in health care. Theoretical and practical skills in a broad range of Computational Biology and Machine Learning algorithms and tools.

Experience

Immunomatics, Inc.

Founder & CEO

March 2024 - Present (2 years 6 months)

San Diego Metropolitan Area

We are developing advanced AI models to enhance donor selection for organ and stem cell transplants, aiming to improve patient outcomes and save lives.

FICO

Lead Analytic Scientist, Machine Learning Engineer

June 2019 - June 2023 (4 years 1 month)

Greater San Diego Area

Predictive modeling Anti-Money Laundering (AML):

• Time-series analysis of financial transactions for detection of money laundering;

• Developed a new ML training methodology that reduced false-positives by 50%;

Vertex Pharmaceuticals

5 years

Senior Research Scientist, Computational Biology & Chemistry

2017 - 2019 (2 years)

Greater San Diego Area

Co-inventor of JOURNAVX (suzetrigine) – Vertex's FDA-approved non-opioid medication for pain treatment;

Development and application of computational methods and predictive modeling to accelerate drug discovery:
• Co-inventor in several patents related to modulators of sodium channels;
• Using visualization and matched-pair analysis, discovered insights that led to improved potency and properties of lead compounds;
• Developed a multi-parameter optimization algorithm for identifying compounds with a balance of good properties;

Research Scientist II, Computational Biology & Chemistry
2014 - 2017 (3 years)
Greater San Diego Area

Development and application of computational methods and predictive modeling to accelerate drug discovery:
• Correctly predicted the protein target of a phenotypic screen hit using similarity network analysis and visualization;
• Implemented optimization algorithm for designing experimental groups and successfully applied it to Vertex oncology portfolio; (Bertsimas et al. The power of optimization over randomization in designing experiments involving small samples. Operations Research, 2015);
• Implemented algorithm to generate binding site hypotheses from protein sequence and selectivity data;

Vertex Pharmaceuticals
Research Scientist I, Machine Learning Engineer
2011 - 2013 (2 years)
Greater Boston Area

Development of the Machine Learning infrastructure at Vertex Pharmaceuticals:
• Developed machine learning software to automate weekly model training, validation and deployment to Vertex scientists; reduced model development timelines from days to a few hours;

Education

University of Pittsburgh
Doctor of Philosophy (Ph.D.), Computational Biology · (2006 - 2011)

Kyoto University (Japan)

Master’s Degree, Computer Science, Bioinformatics · (2003 - 2006)

Universidade Federal de Sergipe (Brazil)

Bachelor’s Degree, Computer Science · (1999 - 2003)